SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 25, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 25, 2016 regarding “Ericsson CEO steps down – search for new CEO initiated”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: July 25, 2016

PRESS RELEASE JULY 25, 2016

Ericsson’s Vestberg steps down – search for new CEO initiated

•	Hans Vestberg leaves all assignments, effective immediately but remains at the company’s disposal

•	Jan Frykhammar takes on the role as CEO until search is successfully completed

•	Carl Mellander is appointed acting CFO

Ericsson’s (NASDAQ:ERIC) Board of Directors today announced that Hans Vestberg steps down as President and CEO and member of the Board of Directors of Ericsson with immediate effect. Jan Frykhammar, Executive Vice President and CFO, will assume the CEO position until a new CEO is in office.

Chairman of the Board Leif Johansson says: “Hans Vestberg has led the company for seven years through significant industry and company transformation. Hans has been instrumental in building strong relationships with key customers around the world and his leadership and energy have been an inspiration to employees and leaders across Ericsson. However, in the current environment and as the company accelerates its strategy execution, the Board of Directors has decided that the time is right for a new leader to drive the next phase in Ericsson’s development.”

Hans Vestberg says: “I have had 28 fantastic years at Ericsson, the last seven as CEO. As the industry enters a next phase, driven by 5G, IoT and Cloud, it is time for a new CEO to step in and continue the work to ensure Ericsson’s industry leadership.”

In conjunction to presenting its earnings report for the second quarter on July 19, the company presented a strong action plan to significantly reduce cost and adapt to the current market environment.

“As stated in the report the Board fully supports the cost reduction plans. In addition, the Board supports the company business strategy and new company structure,” Johansson continued.

Effective immediately Jan Frykhammar, Executive Vice President and CFO, steps into the position as President and CEO until the now initiated recruitment search has been concluded. As customary, the search process will comprise both internal and external candidates.

Jan Frykhammar joined Ericsson 1991, and has held various positions in finance and business control. In 2009, Frykhammar became Executive Vice President, CFO and Head of Group Function Finance, and before that he was Head of Business Unit Global Services. He holds a Bachelor of Business Administration and Economics from the University of Uppsala, Sweden.

PRESS RELEASE JULY 25, 2016

Johansson says: “Jan has made it clear that he is not aspiring to permanently take on the CEO role. However, I am very pleased that he has accepted this assignment. Jan will secure continued strong execution and leadership in the current situation.”

Carl Mellander, currently VP & Group Treasurer, is appointed acting CFO with immediate effect.

Hans Vestberg will be available to support the Board and management during his term of notice of six months.

NOTES TO EDITORS

PRESS BRIEFING AND LIVE AUDIOCAST

Ericsson will hold a press briefing, which will also be available via a live audiocast, starting at 10:00 AM CEST / 4:00 AM EDT on Monday 25 July, 2016 at Ericsson Headquarters, Torshamnsgatan 21, Kista, Sweden.

Chairman of the Board Leif Johansson and incoming CEO, Jan Frykhammar, will comment and answer questions. The press briefing is open to journalists and analysts.

You can follow the press briefing and ask questions via the live audiocast at: www.ericsson.com/investors and at: www.ericsson.com/press.

The replay will be available shortly after the event, via the same link.

Direct URL for the audiocast: http://edge.media-server.com/m/p/6q2y6pyx

Biography Jan Frykhammar

Photo Jan Frykhammar

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

PRESS RELEASE JULY 25, 2016

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ola Rembe, Head of External Communications, Ericsson

Phone: +46107199727

E-mail: ola.rembe@ericsson.com

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08:00 CET on July 25, 2016.